Date: September 28, 2015	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: JET METAL CORP.
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	October 23, 2015
Record Date for Voting (if applicable) :	October 23, 2015
Beneficial Ownership Determination Date :	October 23, 2015
Meeting Date :	December 10, 2015
Meeting Location (if available) :	Suite 1240, 1140 West Pender Street, Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Detals

Description	CUSIP Number	ISIN
COMMON SHARES	7713E108	CA47713E1088

Sincerely,

Computershare
Agent for JET METAL CORP.